SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-6747
THE GORMAN-RUPP COMPANY 401(k) PLAN

(Full title of the plan)

The Gorman-Rupp Company	305 Bowman Street	Mansfield, Ohio 44903

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
************
The Exhibit Index is located at Page 14.

REQUIRED INFORMATION
Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.
Financial Statements and Exhibits
A)	The following financial statements and schedules (including the report of Ernst & Young LLP) are filed as part of this annual report:
1)	Statements of Net Assets Available for Benefits — December 31, 2005 and 2004

2)	Statement of Changes in Net Assets Available for Benefits — Year ended December 31, 2005

3)	Schedule of Assets (Held at End of Year)

4)	Schedule of Reportable Transactions
B)	The following exhibit is filed as part of this annual report:
(23)	Consent of Independent Registered Public Accounting Firm

The Gorman-Rupp Company 401(k) Plan
Audited Financial Statements
and Supplemental Schedules
December 31, 2005 and 2004, and
Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm
The Plan Administrators
The Gorman—Rupp Company 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of The Gorman-Rupp Company 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
June 9, 2006

The Gorman-Rupp Company 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments, at fair value	$26,192,033	$24,632,263

Receivables:
Employer contribution	56,643	49,326
Participants contribution	253,558	222,720
Accrued interest	17,675	11,302

Total receivables	327,876	283,348

Net assets available for benefits	$26,519,909	$24,915,611

See accompanying notes to financial statements.

The Gorman-Rupp Company 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Investment income:
Net depreciation in fair value of investments	$(339,052)
Interest and dividends	837,742

498,690

Contributions:
Participants	1,964,954
Employer	435,838
Rollovers	86,289

2,487,081

Total additions	2,985,771

Deductions
Benefits paid to participants	1,381,473

Net increase	1,604,298

Net assets available for benefits:
Beginning of year	24,915,611

End of year	$26,519,909

See accompanying notes to financial statements.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004 and
Year ended December 31, 2005
1. Description of the Plan
The following description of The Gorman—Rupp Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield and Industries Divisions of The Gorman—Rupp Company (Company and Plan Administrator) and Patterson Pump Company, a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective August 1, 2000, the Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan.
Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Effective August 1, 2000, employer contributions are restricted to the Gorman-Rupp Company Common Stock Fund. Participants may change their investment options daily.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also fully vested in the Company contribution portion of their accounts plus actual earnings thereon.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The term of the loan shall not exceed 5 years, or 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as quoted in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions.

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Payment of Benefits
Upon retirement, death, or termination of employment, a participant will receive a lump-sum amount equal to the vested value of his or her account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Company stock is valued at its quoted market price as of the last business day of the Plan’s year. The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
During 2005, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net
Depreciation in
Fair Value of
Investments

Common stock	$(355,302)
Shares of registered investment companies	16,250

$(339,052)

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Investments that represent 5% or more of the Plan’s net assets are as follows:

	2005	2004

The Gorman-Rupp Company Common Stock*	$8,930,981	$8,983,806
American Century Income and Growth Fund	3,597,224	3,349,382
Allegiant Money Market Fund	3,631,760	3,301,742
AIM Balanced Fund	1,831,609	1,709,212
Franklin Small-Mid Cap Growth Fund	1,347,809	1,088,937

*	Non-participant-directed
4. Non-participant-Directed Investments
The Gorman-Rupp Company Common Stock Fund contains participant account balances that are both participant-directed and non-participant-directed. Because the fund contains balances that are non-participant-directed, the entire fund is considered non-participant-directed for disclosure purposes.
Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31
	2005	2004

Net assets:
Investments, at fair value:
The Gorman-Rupp Company Common Stock	$8,930,981	$8,983,806
Contributions receivable	67,398	90,421

	$8,998,379	$9,074,227

The Gorman-Rupp Company 401(k) Plan
Notes to Financial Statements (continued)
4. Non-participant-Directed Investments (continued)

Year Ended
December 31,
2005

Changes in net assets:
Contributions:
Participants	$370,048
Employer	391,781

761,829

The Gorman-Rupp Company Common Stock dividends	228,399
Net appreciation in fair value of common stock	(355,302)
Net transfers to participant directed funds	(167,961)
Distributions to participants	(542,813)

$(75,848)

5. Administrative Costs
Fees for legal, accounting and other services rendered to the Plan are paid by the Company.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The Gorman-Rupp Company 401(k) Plan
EIN: 34-0253990           Plan Number: 005
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2005

	Description of
	Investment Including
	Maturity Date, Rate
Identity of Issuer, Borrower,	of Interest, Par		Current
Lessor or Similar Party	or Maturity Value	Cost**	Value

The Gorman-Rupp Company Common Stock*	403,934 shares	$5,511,866	$8,930,981
Barclays Global Fund Lifepath 2000	7,096 shares		79,617
Barclays Global Fund Lifepath 2010	15,574 shares		201,373
Barclays Global Fund Lifepath 2020	12,596 shares		199,647
Barclays Global Fund Lifepath 2030	14,412 shares		221,801
Barclays Global Fund Lifepath 2040	9,788 shares		177,948
Cash			394
Loan Fund*	At interest rates ranging from 4.0% to 9.5% with maturity date through 2016		415,666

			$10,227,427

Detail of Pending Trades
AIM Balanced Fund	149,519 shares		1,831,609
Allegiant Government Mortgage Institutional Fund*	106,614 shares		972,320
Allegiant Money Market Fund*	3,631,760 shares		3,631,760
Allegiant Multi-Factor Small Cap Fund*	58,568 shares		1,123,919
Allegiant S&P 500 Index Fund*	59,825 shares		641,334
American Centy Quantative Income & Growth Adv Fund	118,681 shares		3,597,224
Franklin Small-Mid Cap Growth Fund	35,732 shares		1,347,809
Gabelli Value Fund	25,830 shares		467,777
Lasalle Income Advantage Fund	255,284 shares		255,284
Janus Fund	19,710 shares		503,189
Janus World Wide Fund	8,637 shares		374,332
White Oak Growth Stock Fund	21,109 shares		681,841
Putnam New Opportunities Fund	11,746 shares		536,208

			$15,964,606

			$26,192,033

*	Indicates party in interest to the Plan.

**	Cost is presented for nonparticipant-directed investments only.

The Gorman-Rupp Company 401(k) Plan
EIN: 34-0253990         Plan Number: 005
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2005

					Current
					Value of
					Asset on
Identity of	Description	Purchase	Selling	Cost of	Transaction	Net
Party Involved	of Asset	Price	Price	Asset	Date	Gain

Category (iii) — Series of transactions in excess of 5% of plan assets

The Gorman-Rupp Company	Common Stock	$1,372,357		$1,372,357
			$1,048,161	$597,614	$1,048,161	$450,547
There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2005.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GORMAN-RUPP COMPANY 401(k) PLAN
	By:	The Gorman-Rupp Company, as Plan Administrator

Date: June 29, 2006	By:	/s/ JEFFREY S. GORMAN
Jeffrey S. Gorman,
Committee Member

Date: June 29, 2006	By:	/s/ ROBERT E. KIRKENDALL
Robert E. Kirkendall,
Committee Member

Date: June 29, 2006	By:	/s/ JUDITH L. SOVINE
Judith L. Sovine,
Committee Member

Date: June 29, 2006	By:	/s/ DAVID P. EMMENS
David P. Emmens,
Committee Member

EXHIBIT INDEX

		Pagination by
Exhibit		Sequential
Number	Description	Numbering System

23	Consent of Independent Registered Public Accounting Firm	15